UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-31913

NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 2300 - 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	First Quarter Financial Statements for the Quarter Ended February 29, 2012

99.2	Management's Discussion and Analysis for the Quarter Ended February 29, 2012

99.3	Form 52-109F2 Certification of interim filings - full certificate

99.4	Form 52-109F2 Certification of interim filings - full certificate

99.5	News Release dated April 12, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAGOLD RESOURCES INC.
(Registrant)

Date: April 12, 2012	By:	/s/ Elaine Sanders

Elaine Sanders
	Title:	Officer